                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO 5)*


                               CORVEL CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                    34956C106
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                                (CUSIP NUMBER)



         Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 4 Pages)
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CUCIP NO.  34956C106               13G       Page 2 of 4 Pages



1    NAME OF REPORTING PERSON: V. Gordon Clemons
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####


2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   / / (a)  /  /(b)


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF           5    SOLE VOTING POWER: 393,717
SHARES
BENEFICIALLY        6    SHARED VOTING POWER:
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER:  393,717
REPORTING
PERSON              8    SHARED DISPOSITIVE POWER:
WITH

     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 393,717


    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES *  / /


    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.5%


    12    TYPE OF REPORTING PERSON* IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).        NAME OF ISSUER.

                  CorVel Corporation (the "Issuer").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  CorVel Corporation
                  2010 Main Street, Suite 1020
                  Irvine, CA  92614

ITEM 2(a).        NAME OF PERSON FILING.

                  V. Gordon Clemons ("Clemons")

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE RESIDENCE.

                  c/o CorVel Corporation
                  2010 Main Street, Suite 1020
                  Irvine, CA  92614

ITEM 2(c).        CITIZENSHIP.

                  United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER.

                  34956C106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a) As of December 31, 1997 Clemons beneficially owns 393,717 shares of Common Stock of the Issuer, including 332,692 shares owned directly, 1,025 shares owned indirectly by Clemons as custodian for his child who shares the same primary residence, and 60,000 shares issuable upon the exercise of options which are exercisable immediately.

                  (b) Clemons' beneficial ownership of 393,717 shares of Common Stock of the Issuer represents 9.5% of the Issuer's outstanding Common Stock.

                  (c) Clemons has sole voting and investment power with respect to all 393,717 shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.


                               (Page 3 of 4 Pages)
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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                  Dated: 2/13/98





                                           By:  /s/ V. Gordon Clemons
                                                --------------------------
                                                V. Gordon Clemons





                               (Page 4 of 4 Pages)